UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.
Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001 -12
Corporate Registration Number (NIRE) 35.300.027.795
Publicly-Held Company
Special Shareholders’ Meeting
Call Notices

We invite the shareholders of this Company to hold a Special Shareholders’ Meeting on December 18th, 2009, at 5 p.m., at the Company’s headquarters, Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre, 5o andar, Prédio Vermelho, in order to examine and resolve on the Board of Directors’ proposals to:

I. increase the capital stock from R$24,500,000,000.00 to R$26,500,000,000.00, by means of:

• partial capitalization of the balance of the “Profit Reserves – Statutory Reserves” account, in the amount of R$2,000,000,000.00, pursuant to the provisions of Article 169 of Law #6,404/76, with bonus shares;

• 10% of bonus shares, conferring, free of charge, to the Company’s shareholders, 1 (one) new share for each 10 (ten) shares of the same type held thereby on the record date and accordingly issuing 311,553,258 new non-par, book-entry, registered shares, of which 155,776,637 are common shares and 155,776,621 are preferred shares.

Simultaneously to the Brazilian Market operation, and in the same proportion, bonus will be paid in the form of ADRs - American Depositary Receipts in the U.S Market (NYSE) and in the form of GDRs – Global Depositary Receipts in the European Market (Latibex).

The Company will notify the market about the record date of bonus entitlement, after the approval of the respective process by the Central Bank of Brazil.

II. amend the “caput” of Article 6 of the Company’s Bylaws , as a result of the previous item.

We invite the shareholders of this Company to hold a Special Shareholders’ Meeting on December 18th, 2009, at 5:30 p.m., at the Company’s headquarters, Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre, 5o andar, Prédio Vermelho, in order to examine and resolve on the Board of Directors’ proposal to:

• taking into consideration the current market changes and the trend of a constantly growing economic scenario, to increase the maximum number of Department Officers from 41 to 47 and create 15 positions of Regional Officer, and consequently to amend the Bylaws, in the “caput” of Article 12 and its Paragraph Two, Paragraph Four of Article 13, and Articles 14 and 19.

Documents Made Available to Shareholders: these Call Notices, the Proposals of the Board of Directors and the Notice to Shareholders will be available to shareholders at Bradesco’s Shares and Custody Department, the Company’s Depositary Financial Institution, Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, SP, and they may also be viewed on the website www.bradesco.com.br – Corporate Governance – Shareholders.

Representation: pursuant to Paragraph One of Article 126 of Law # 6,404 of December 15th, 1976, and further amendments, shareholders may be represented by attorneys-in-fact, in compliance with the legal restrictions, sending the original power of attorney by mail or courier, preferably within 2 (two) business days in advance of the Shareholders’ Meeting estimated date to Banco Bradesco S.A. – Secretaria Geral – Área Societária - Cidade de Deus – Prédio Vermelho, 4o andar - Vila Yara - Osasco, SP - CEP 06029-900. A copy of the documentation may be also sent to the e-mail governancacorp@bradesco.com.br and alternatively via fax (55 11) 3684.4630 or (55 11) 3683.2564.

Further needed clarifications may be obtained through the e-mail investidores@bradesco.com.br, in the Investor Relations Website – www.bradesco.com.br/ri or in Bradesco Branch Network.

Cidade de Deus, Osasco, SP, November 27th, 2009

Lázaro de Mello Brandão
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.